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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-28608

                                PETSEC ENERGY LTD
                 (Translation of registrant's name into English)

             LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

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         Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

The following release was filed with the Australian Stock Exchange on the date indicated.

                                PETSEC ENERGY LTD
                                 ACN 000 602 700

26 April 2005

                     PETSEC CONTINUES EXPANDED 2005 PROGRAM
                    WITH SPUDDING OF NEW GULF OF MEXICO WELL

Petsec Energy Ltd (ASX, PSA; ADR's, PSJEY.PK)

SYDNEY, Australia:- Petsec Energy Limited has continued its expanded 2005 exploration and development program with the spudding on Saturday (23 April) of the Main Pass 19 #1 well in the Gulf of Mexico, USA.

The new well - located 128 kilometres (80 miles) south east of New Orleans
- is the first in a program of two to three wells to be drilled from the same location to test mapped potential of approximately 12 billion cubic feet to 15 billion cubic feet equivalent of natural gas (net to Petsec).

An existing platform and jacket have been acquired and a sales pipeline is in close proximity to the drilling location, allowing commercial discoveries to be brought into production within a few months.

Drilling of the Main Pass 19 #1 well follows the announcement last month by Petsec that its exploration and development budget for 2005 had been set at A$32 million (US$25 million).

The budget - which includes a more active exploration component - allows for the drilling and development of 7 wells in the USA and China, a 94 square mile 3D seismic survey onshore USA, and a feasibility study and Oil Development Plan for the 12.8 West oil field in China.

Details of the newly-spudded Main Pass 19 #1 well are as follow:-

           Well Name:                     Main Pass 19 # 1
           Spud Date:                     23 April 2005
           Water Depth:                   12 metres (38 feet)
           Proposed Total Depth:          2,355 metres (7,748 feet MD)
           Estimated time to drill:       15 days
           Operator                       Petsec Energy Inc.
           Petsec working interest        55%
           Petsec net revenue interest    45.83%

   For Further Information:
   Mr. Craig Jones                            Mr. Ross A. Keogh
   Petsec Energy Ltd                          Petsec Energy Inc.
   Level 13                                   3861 Ambassador Caffery Parkway
   1 Alfred Street                            Suite 500
   Sydney NSW 2000                            Lafayette, LA 70503
   Tel: 612 9247 4605                         Tel: 1 (337) 989 1942
   Fax: 612 9251 2410                         Fax: 1 (337) 989 7271


    Level 13, Gold Fields House, 1 Alfred Street, Sydney NSW 2000, Australia
                 PO Box R204, Royal Exchange NSW 1225, Australia
              Telephone (61 2) 9247 4605 Facsimile (61 2) 9251 2410
               Company information is available on: petsec.com.au


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Petsec Energy Ltd


Date:  April 26, 2005                               By:  /s/ Craig Jones



                                                     Craig H. Jones
                                                     Group Manager - Corporate